SG Americas Securities, LLC
(A wholly owned subsidiary of SG Americas Securities Holdings, LLC)
<u>(SEC I.D. No. 8-66125)</u>

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
TABLE OF CONTENTS



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of SG Americas Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

February 28, 2019

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
(In thousands)

Assets

Cash	$	5,485,459
Cash and investments segregated on deposit for regulatory purposes		10,809,251
Receivables from brokers, dealers, and clearing organizations		3,050,607
Receivables from customers		813,069
Collateralized agreements:		
Securities purchased under agreement to resell		118,739
Securities borrowed		5,125,878
Securities received as collateral - at fair value		1,578,980
Financial instruments owned — at fair value		4,440,291
Financial instruments owned and pledged as collateral — at fair value		1,598,026
Total financial instruments owned — at fair value		6,038,317
Fixed Assets (net of accumulated depreciation and amortization of $100.4 million)		2
Other assets		287,384
Total assets	$	33,307,686

Liabilities and member's equity

Short-term borrowings	$	4,558,025
Payables to brokers, dealers, and clearing organizations		342,314
Payables to customers		10,310,953
Collateralized financings:		
Securities sold under agreements to repurchase		1,809,910
Securities loaned		1,998,208
Obligation to return securities received as collateral - at fair value		1,578,980
Financial instruments sold, not yet purchased — at fair value		1,257,839
Accrued expenses and other liabilities		6,167,563
		28,023,792
Subordinated borrowings		640,000
Member's equity		4,643,894
Total liabilities and member's equity	$	33,307,686

See notes to statement of financial condition

SG AMERICAS SECURITIES, LLC

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SG Americas Securities, LLC (the "Company" or "SGAS") is a single member Delaware limited liability company and wholly owned subsidiary of SG Americas Securities Holdings, LLC ("SGASH"), a Delaware limited liability company. SGASH is a wholly owned subsidiary of Société Générale ("SG"), a public limited company (société anonyme) in Paris, France. SG's core businesses include retail banking, corporate and investment banking with a global expertise in investment banking, financing and global markets, private banking, asset management and securities services.

The Company currently operates in one reportable business segment which represent principally all of the Company's capital markets activities. The capital markets activities include a wide a range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition and financial advisory services, equity derivatives sales and trading, global program trading, prime brokerage services, intermediation of futures contracts, as well as execution, clearing, settlement, and custodial services across all asset classes. The Company services clients in such sectors as Financial Services, Energy & Natural Resources and Infrastructure, among others. The Company is also an active market maker in the equities, fixed income, commodities and futures markets.

The Company has its headquarters in New York City and offices in Boston, Chicago, Dallas, and Houston.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934, a Futures Commission Merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"), and a Municipal Securities broker dealer and Municipal Advisor registered with the Municipal Securities Rulemaking Board. The Company is regulated by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association, the CFTC and the Chicago Mercantile Exchange ("CME"). The Company is a member of the New York Stock Exchange, NASDAQ, all major U.S. futures exchanges and clearing organizations and select foreign futures exchanges.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States that require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2018 as well as reported amounts of revenues and expenses during the year then ended. Significant estimates and assumptions may include fair value measurement of certain financial instruments and provisions for potential losses that may arise from litigation. The Company believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash – Cash includes cash in depository accounts with major money center banks. There are no cash equivalents at December 31, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and investments segregated on deposit for regulatory purposes – The Company is obligated by rules mandated by the SEC and the CFTC to segregate or set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. At December 31, 2018, the Company was in compliance with its segregation requirements, which includes segregation, secured, cleared swaps customer funds, 15c3-3 requirements, and 15c3-3 PAB requirements (see Note 18). At December 31, 2018, the Company had cash of $5,186.2 million, securities purchased under agreements to resell of $858.0 million, and receivables from brokers, dealers, and clearing organizations of $4,765.0 million segregated in accordance with these regulatory requirements.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase – The Company purchases securities under agreements to resell ("resale agreements") and takes possession of these securities. Resale agreements are treated as collateralized financing transactions. The Company also sells securities under agreements to repurchase ("repurchase agreements"). Resale and repurchase agreements are generally collateralized by corporate debt, U.S. government, and equity securities.

Resale and repurchase agreements are recorded at their contracted resale or repurchase amounts. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. Contracted values of resale and repurchase agreements approximate fair value because they are short term in nature and are collateralized.

The Company nets certain resale and repurchase agreements with the same counterparty on the Statement of Financial Condition when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 210-20-45-11 *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met.

Interest and fees are earned on resale agreements and interest and fees are incurred on repurchase agreements. Related accrued interest and fees are included in *Other assets* or *Accrued expenses and other liabilities* on the Statement of Financial Condition.

Securities borrowed and Securities loaned – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or other collateral for securities loaned transactions from the borrower. Securities borrowed and securities loaned transactions are generally collateralized by equity securities. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, as collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. Contracted values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short term in nature and are collateralized.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash collateralized securities borrowed and securities loaned transactions with a specified maturity date and cleared through a central clearing organization are presented on a net basis on the Statement of Financial Condition according to FASB ASC 210-20-45-1, *Right of Setoff Criteria.*

Securities collateral are also advanced or received in certain non-cash securities borrowed and securities loaned transactions. As required by FASB ASC 860 – *Transfers and Servicing ("ASC 860")*, in those instances where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it reports the fair value of the securities received as *Securities received as collateral – at fair value* and a corresponding *Obligation to return securities received as collateral – at fair value* on the Statement of Financial Condition.

Interest and fees are earned on securities borrowed and interest and fees are incurred on securities loaned. Related accrued interest and fees are included in *Other assets* or *Accrued expenses and other liabilities* on the Statement of Financial Condition.

The Company enters into certain matched-book securities borrow and securities loan transactions as a conduit. As permitted by FASB ASC 940 – *Financial Services - Broker and Dealers*, the Company nets the income and expenses from these activities.

Securities transactions – Securities transactions are entered into primarily for customer facilitation purposes and generally include equity stock index securities, U.S. exchange traded funds ("ETFs"), corporate and other debts, and U.S. government and agency securities.

Securities transactions in regular-way trades are recorded on a trade date basis and reported net by CUSIP in *Financial instruments owned – at fair value* and *Financial instruments sold, not yet purchased – at fair value* on the Statement of Financial Condition.

Financial instrument balances are carried at fair value. The Company uses various valuation approaches, including published market prices or other relevant factors including dealer price quotations (see Note 8).

The Company may pledge financial instruments owned for collateralized transactions and margin deposits at clearing organizations. In accordance with ASC 860, pledged financial instruments that can be sold or re-pledged by the secured counterparty are reported in *Financial instruments owned and pledged as collateral – at fair value* on the Statement of Financial Condition.

Derivative transactions – The Company enters into certain derivative transactions (futures, forwards, listed options contracts, and securities settled on a delayed delivery basis) primarily for customer facilitation purposes. The fair value of forwards, listed options contracts, and securities settled on a delayed delivery basis are included in *Financial instruments owned - at fair value* and *Financial instruments sold, not yet purchased - at fair value* on the Statement of Financial Condition. The fair value of open futures contracts are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers, and clearing organizations* on the Statement of Financial Condition.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also enters into certain limited over the counter ("OTC") derivatives, as a means to economically hedge the fluctuation in certain deferred compensation obligations. These contracts have been entered into for purposes other than trading. The fair value of these contracts is included in *Financial instruments owned – at fair value* and *Financial instruments sold, not yet purchased – at fair value* on the Statement of Financial Condition.

Fair value measurements – A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that could be received to sell an asset or paid to transfer a liability (i.e., "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company uses its own assumptions to estimate those that market participants would use in pricing the asset or liability at the measurement date.

FASB ASC 820 – *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under ASC 820 — *Fair Value Measurements and Disclosures* are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical unrestricted assets or liabilities. The Company's Level 1 balances generally include U.S. government securities, equity securities, equity stock index securities, and U.S. ETFs.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Company's Level 2 balances generally include certain exchange shares, corporate debt, certain U.S. government and securities, OTC options, listed U.S. options and certain derivative contracts.

Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at December 31, 2018.

An instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The Company uses prices and inputs that are current as of the measurement date. In periods of market disruptions, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between levels (see Note 8).

Customer and noncustomer transactions – Customer and noncustomer transactions on the accompanying Statement of Financial Condition are defined by the SEC and CFTC. Customer and noncustomer balances may also include amounts related to client trades that are cleared through foreign affiliates and are reported in accordance with the Exemption of Certain Foreign Brokers or Dealers Rule – *SEC Rule 15a-6 ("SEC Rule 15a-6")*.

Receivables from and payables to customers include amounts due on futures trading accounts and on cash and margin accounts on a settlement date basis, and securities failed to deliver/receive. The Company has securities owned by customers in its possession or control. These securities are held by the Company as either margin collateral or as fully paid securities in safekeeping and these securities are not reflected in the Statement of Financial Condition.

At December 31, 2018, the market value of customer securities held for futures and cleared swaps customers was $12,192.0 million, of which $9,903.4 million has been pledged as margin at carrying brokers and clearing organizations. See Note 4 for securities received as collateral and repledged on securities activity.

At December 31, 2018, the market value of securities used to secure customer margin balances was $914.8 million, of which $41.2 million was used to collateralize financing for the customer margin balances.

Employee compensation plans – The Company's employees may participate in certain SG stock-based compensation plans (see Note 14). The Company recognizes compensation expenses related to stock and option based awards over the requisite service period.

Fixed assets - Fixed assets include furniture, equipment, software, and internally-developed software and are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed based on the straight-line method over the estimated useful life of each asset. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software. Furniture, equipment, software and internally-developed software are depreciated or amortized over 4 – 10 years (see Note 6).

Other assets – The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that the asset may be impaired (see Note 7).

The Company has ownership interests in several exchanges. Due to the demutualization of some exchanges, the Company's ownership interests in exchanges are classified as either trading securities or exchange memberships and are included on the Statement of Financial Condition as *Financial instruments owned - at fair value*, and *Other assets*, respectively. Exchange membership seats are

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

recorded at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no impairment taken in 2018.

Commissions and fees – Commissions and fees generally include fees earned from the Company acting as an agent in buying and selling futures and securities on behalf of counterparties, including affiliates. The Company's contract arrangements with customers contain a fixed transaction price and a single performance obligation, including trade execution, clearing, settlement and/or custody (if any). The fees derived from these contracts with customers are recognized and collected at the point in time the associated service is fulfilled, generally on trade-execution date.

Commissions and fees also include fees earned pursuant to certain intercompany agreements with SGASH and other affiliates. In accordance with these intercompany agreements, the Company acts legally in an agent and broker capacity on behalf of SGASH and affiliates in the U.S. markets (see Note 10). Such intercompany agreements contain a fixed transaction price and a series of distinct services that are substantially the same and have the same pattern of transfer, therefore SGAS is required to treat the series as a single performance obligation. The fees derived from these agreements are accrued over time on a monthly basis since the associated series of services are fulfilled continuously over time until such intercompany agreements expire or are terminated.

Interest – Interest is measured on contractual or stated interest rates on collateralized agreements, demand deposits and customer balances in debits and recorded on an accrual basis over the life of the instrument. Interest receivable and payable are reported on the Statement of Financial Condition in *Other assets* and *Accrued expenses and other liabilities*, respectively.

Dividends – The Company receives dividends on certain securities owned and pays dividends on certain securities sold short. The Company records dividends on ex-dividend date. Interest and dividend receivable and payable are reported on the Statement of Financial Condition in *Other assets* and *Accrued expenses and other liabilities*, respectively.

Investment banking – Investment banking fees represent fees earned from debt and equity capital market financing, debt and equity underwriting, and mergers and acquisition advisory services and are generally categorized as financial advisory fees, loan arrangement fees and security underwriting fees. Investment banking fee arrangements contain a fixed transaction price and a single performance obligation (e.g., financial advisory service, loan arrangement service or security underwriting service). Investment banking fees are recognized at the point in time when the Company's performance obligation under the terms of a contractual arrangement is completed, which would typically occur at the closing of a transaction for financial advisory services and loan arrangement services and on trade date for securities underwriting services. These fees are generally collected shortly after the fee recognition date with no significant financing component. Investment banking fees receivable are reported in *Other assets* on the Statement of Financial Condition.

Foreign currency – The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the Statement of Financial Condition date.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes – The Company is a single member limited liability company that is disregarded for federal, state, and local income tax purposes. As such, for U.S. tax purposes, the activities of the Company are reported as part of SG's U.S. tax filings. No tax allocations were made from SG to the Company.

Recently adopted accounting pronouncements – On January 1, 2018, the Company adopted ASU No. 2014-09, *Revenue from Contracts with Customers*, and all related amendments, which are codified into Accounting Standard Codification 606 ("ASC 606"), using the modified retrospective method for all contracts. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also clarifies the guidance related to reporting revenue gross as principal versus net as an agent. In addition, ASC 606 requires an entity to disclose sufficient information to enable users of the Statement of Financial Condition to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company had performed an assessment of revenue contracts with customers and had not identified any changes in the timing of revenue recognition for such contracts. As a result, no cumulative effect adjustment to opening equity was recorded. The only impact resulted from the implementation of ASC 606 was insignificant changes in the presentation of certain costs from a net presentation to a gross basis.

On January 1, 2018, the Company adopted ASU No. 2017-09, *Compensation - Stock Compensation* ("ASC 718"): Scope of Modification Accounting ("ASU No. 2017-09"). The amendments in this ASU provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting required by ASC 718. An entity should account for the effects of a modification unless all the following are met: 1. The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification. 2. The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified. 3. The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The adoption of this ASU has no impact on the Company's Statement of Financial Condition.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting developments – In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU No. 2016-02"). ASU No. 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases. Under this ASU, Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability. This ASU has not significantly changed the current Lessor accounting model. ASU No. 2016-02 is effective for the Company on January 1, 2019. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to ASC 842, Leases ("ASU No. 2018-10"). The amendments in ASU clarifies the guidance included in ASU No. 2016-02. In July 2018, the FASB issued ASU No. 2018-11, Leases ("ASC 842"): Targeted Improvements, ("ASU No. 2018-11"). The amendments in ASU provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity's reporting for the comparative periods presented in the Statement of Financial Condition in which it adopts the new leases standard will continue to be in accordance with current GAAP ASC 840, Leases. The amendments in this ASU also provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if certain conditions are met. In December 2018, the FASB issued ASU No. 2018-20, Leases (ASC 842): Narrow-Scope Improvements for Lessors, ("ASU No. 2018-20"). Amendments in this ASU clarify or amend lessor accounting defined in ASU No. 2016-02 related to sales taxes and other similar taxes collected from lessee, certain lessor costs and Recognition of variable payments for contracts with lease and non-lease components. ASU No. 2018-10, ASU No. 2018-11 and ASU No. 2018-20 have the same effective date as ASU No. 2016-02. The adoption of ASU No. 2016-02 and related amendments does not have a material impact on the Company's Statement of Financial Condition.

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments* ("ASU No. 2016-13"). The main objective of ASU No. 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this ASU replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU No 2016-13 is effective for the Company on January 1, 2020. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to ASC 326, Financial Instruments— Credit Losses ("ASU No. 2018-19"). The amendments in this ASU defer the implementation date for nonpublic Calendar year entities to January 1, 2022 and clarify the scope of the guidance in ASU No. 2016-13. ASU No. 2018-19 is effective for the Company on January 1, 2020. The Company is currently evaluating the impact of adopting ASU No. 2016-13 and related amendment on its Statement of Financial Condition.

In March 2017, the FASB issued ASU No. 2017-08, *Receivables - Nonrefundable Fees and Other Costs* (ASC 310-20): Premium Amortization on Purchased Callable Debt Securities ("ASU No. 2017-08"). The amendments in this ASU shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized through maturity. ASU No 2017-08 is effective for the Company on January 1, 2019. The adoption of this ASU is not expected to have a material impact on the Company's Statement of Financial Condition.

In July 2018, the FASB issued ASU No. 2018-09, *Codification Improvements: An Amendment of the FASB Accounting Standards Codification* ("ASU No. 2018-09"). The amendments in this ASU affect a wide variety of ASC topics and represent clarifications, error corrections, or minor improvements to ASC topics. Some of the amendments in this ASU are effective for the company upon issuance but some other amendments are effective for the Company on January 1, 2019. In 2018, the Company adopted certain amendments in this ASU which are effective upon issuance and related to Fair Value Measurement. The required disclosures under the adopted amendments are reflected in Note 8. The adoption of other amendments in this ASU that are related to Fair Value Measurement, Derivatives and Hedging and Balance Sheet Offsetting and effective for the Company on January 1, 2019 is not expected to have a material impact on the Company's Statement of Financial Condition.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement* (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement ("ASU No. 2018-13"). The amendments in this ASU modify the disclosure requirements on fair value measurements based on the concepts in the Concepts Statement, including the consideration of costs and benefits. ASU No. 2018-13 is effective for the Company on January 1, 2020. The Company is currently evaluating the impact of adopting ASU No. 2018-13 and related amendment on its the Statement of Financial Condition.

3. FINANCIAL INSTRUMENTS

Financial instruments owned - at fair value, including those pledged as collateral and financial instruments sold, not yet purchased – at fair value at December 31, 2018, consist of the following (in thousands):

	Financial instruments owned - at fair value	Financial instruments sold, not yet purchased - at fair value
U.S. government securities	$ 4,475,661	$ -
Equity securities	1,550,288	1,241,470
Derivative contracts	12,368	16,369
Total	$ 6,038,317	$ 1,257,839

Pledged financial instruments that can be sold or re-pledged by the secured counterparty generally include equity securities, U.S. government securities including treasury bills, treasury bonds and are reported in *Financial instruments owned and pledged as collateral – at fair value* on the Statement of Financial Condition.

SG AMERICAS SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

4. COLLATERALIZED TRANSACTIONS

In the normal course of business, the Company receives securities primarily in connection with resale agreements, securities borrowed, and custody agreements. In many cases, the Company is permitted by contract or custom to deliver or re-pledge the securities to counterparties in connection with entering into repurchase agreements, securities lending agreements, other secured financings, and meeting settlement requirements.

As of December 31, 2018, the fair value of securities received as collateral or due to custodial functions by the Company that it was permitted by contract or custom to deliver or re-pledge was $43,775.2 million. The Company delivered or re-pledged as collateral approximately $13,327.3 million. Securities received from noncustomer affiliates primarily from custodial functions were $27,865.0 million.

The Company received securities in connection with certain non-cash securities loan agreements. At December 31, 2018, the fair value of securities received from these transactions totaled approximately $1,579.0 million and are reflected as *Securities received as collateral – at fair value* and *Obligation to return securities received as collateral – at fair value* on the Statement of Financial Condition.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2018, consist of the following (in thousands):

	Receivables	Payables
Deposits to/from clearing organizations	$ 1,500,696	$ 38,529
Noncustomer receivables	874,748	-
Other	316,889	157,142
Securities failed to deliver/receive	236,402	146,643
Trades in process of settlement	121,872	-
	$ 3,050,607	$ 342,314

The Company clears certain proprietary and customer securities transactions through securities clearing organizations and other clearing houses. Deposits to/from clearing organizations include good faith deposits and net settlement balances.

Noncustomer receivables include debit balances related to securities and futures transactions.

Other includes cash and total equity receivables from carry brokers and payables to carry brokers.

Securities failed to deliver/receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Securities failed to deliver, and securities failed to receive also include amounts related to U.S. client trades that are cleared through foreign affiliates and are reported in accordance with SEC Rule 15a-6.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS (CONTINUED)

Amounts receivable and payable for regular way securities transactions that have not yet reached their contractual settlement date are reported net in *Receivables from brokers, dealers, and clearing organizations* on the Statement of Financial Condition. Trades in process of settlement at December 31, 2018 were settled without a material effect on the Company's Statement of Financial Condition.

6. FIXED ASSETS

Fixed assets consisted of the following at December 31, 2018 (in thousands):

Furniture and equipment	$	46,053
Software		38,892
Internally-developed software		15,436
		100,381
Less accumulated depreciation and amortization		(100,379)
	$	2

7. OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES

Other assets – The following table sets forth the amounts that are included in *Other assets* on the Company's Statement of Financial Condition at December 31, 2018 (in thousands):

Deferred plan investments	$	84,408
Other receivables from affiliates		81,387
Dividends and interest receivable		57,189
Miscellaneous receivables and other		45,204
Syndicate fees receivable		14,351
Exchange memberships		4,845
Total	$	287,384

Deferred plan investments include company owned life insurance policies ("COLI") which are used to protect the Company from financial costs related to fund employee benefits. COLI is funded and owned by the Company with a cash surrender value of $84.4 million. See Note 13 for employee benefits plans.

Other receivables from affiliates include outstanding balances from transactions entered into with SG and affiliates in the normal course of business and pursuant to Service Level Agreements ("SLAs"). Balances with affiliates are discussed in the related party transaction section in Note 10.

7. OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES (CONTINUED)

Dividends and interest receivable primarily include outstanding dividends and interest from trading securities and outstanding interest receivable from collateralized agreements. Dividends and interest

receivables include outstanding balances with SG and affiliates. At December 31, 2018 outstanding dividends and interest receivable from trading securities totaled $39.3 million and outstanding interest receivable from resale and securities borrowed activities totaled $17.9 million.

Miscellaneous receivables and other include accrued fee income, prepaid expenses, and other sundry receivables.

Accrued expenses and other liabilities – The following table sets forth the amounts that are included in *Accrued expenses and other liabilities* on the Company's Statement of Financial Condition at December 31, 2018 (in thousands):

Securities and clearing settlement payable to affiliates	$ 5,789,391
Employee related payables	149,979
Miscellaneous payables and other	122,470
Dividends and interest payable	67,305
Other payables to affiliates	22,884
Syndicate fees payable	15,534
Total	$ 6,167,563

Securities and clearing settlement payables to affiliates primarily includes settlement balances payable to noncustomers related to securities and futures transactions.

Employee related payables include balances for employees' compensation and benefits and deferred compensation plan liabilities (see Note 14).

Miscellaneous payables include clearing and settlement accounts of SG and affiliates, legal fees, accrued expenses, and other sundry payables (see Note 10).

Dividends and interest payable include outstanding dividends payable from trading securities and outstanding interest payable from collateralized financing activities. Dividends and interest payable include outstanding balances with SG and affiliates. At December 31, 2018, outstanding dividends and interest payable from trading securities totaled $19.5 million, outstanding interest from repurchase agreements, securities loaned and other activities totaled $15.2 million.

Other payables to affiliates include outstanding balances with SG and affiliates for operational and administrative support and management services. Balances with affiliates are discussed in the related party transaction section in Note 10.

8.   **FAIR VALUE MEASUREMENT**

Fair value measurements on a recurring basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value in Statement of Financial Condition
Assets				
Securities received as collateral - at fair value	$ 1,570,478	$ 8,502	$ -	$ 1,578,980
Financial instruments owned — at fair value:				
Equity securities	$ 1,550,259	$ 29	$ -	$ 1,550,288
U.S. government securities	4,475,661	-	-	4,475,661
Derivative contracts	-	12,368	-	12,368
	$ 6,025,920	$ 12,397	$ -	$ 6,038,317
Liabilities				
Obligation to return securities received as collateral - at fair value	$ 1,570,478	$ 8,502	$ -	$ 1,578,980
Financial instruments sold, not yet purchased — at fair value:				
Equity securities	$ 1,241,465	$ 5	$ -	$ 1,241,470
Derivative contracts	-	16,369	-	16,369
	$ 1,241,465	$ 16,374	$ -	$ 1,257,839

There were no assets or liabilities measured at fair value on a non-recurring basis during 2018.

All financial assets and financial liabilities not measured at fair value in the Statement of Financial Condition but for which the fair value is disclosed, are categorized as Level 2 fair value assets and liabilities.

The Company assesses its financial instruments on a semiannual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820-10. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1 and/or Level 2 classified financial instruments during the year ended December 31, 2018.

There were no purchases, sales, or transfers related to Level 3 assets and liabilities during the year ended December 31, 2018.

8.   FAIR VALUE MEASUREMENT (CONTINUED)

Valuation techniques:

- **Equity securities** – *Exchange traded equity securities*: Exchange traded equity securities are measured based on quoted exchange prices in active markets, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

  Non-exchange traded equity securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions and are categorized as Level 2 in the fair value hierarchy.

- **U.S. government and agency securities** – *U.S. Treasury securities*: U.S. Treasury securities are measured based on quoted market prices and generally categorized as Level 1 of the fair value hierarchy.

  U.S. agency issued debt securities: Callable and non-callable U.S. agency issued debt securities are measured based on quoted market prices and trade data for identical or comparable securities and generally classified as Level 2 of the fair value hierarchy. The Company did not hold any positions at December 31, 2018.

- **Corporate debt** – Corporate debt securities held by the Company are traded OTC and are classified as Level 2. Prices of debt securities which cannot be observed in the market either directly or through comparative securities are valued using broker quotes or models which may incorporate inputs that are observable. The Company did not hold any positions at December 31, 2018.

- **Derivatives** – *Listed derivative contracts*: Listed derivative contracts entered into by the Company generally include listed options, futures contracts, and securities settled on a delayed delivery basis, *which are measured based on* quoted exchange prices which are generally obtained from pricing services if they are actively traded. Securities settled on a delayed delivery basis are generally categorized as Level 1 in the fair value hierarchy. The fair value of listed equity options contracts is measured based upon models that calibrate to market-clearing levels and are generally categorized as Level 2 in the fair value hierarchy. The fair values of futures contracts are excluded from the table above and are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers and clearing organizations* on the Statement of Financial Condition. If these exchange traded futures contracts were included in the fair value hierarchy, all would have been classified as Level 1.

  OTC derivative contracts: OTC equity derivative contracts include derivative contracts entered into by the Company to economically hedge its exposure to certain deferred compensation liabilities. These contracts are generally valued using observable inputs. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given that valuation models require

8. **FAIR VALUE MEASUREMENT (CONTINUED)**

observable inputs generally including contractual terms, market prices of underlying instruments, yield curve and measures of volatility.

- **Securities received as collateral from non-cash securities loaned** – Securities received as collateral from non-cash securities loaned transactions are categorized in the fair value hierarchy based on the underlying securities received in the transaction. At December 31, 2018, securities received consisted primarily of exchange traded equities and U.S. Treasury securities.

SG AMERICAS SECURITIES, LLC

9.   OFFSETTING

The Company enters into derivatives transactions, securities purchase agreements under agreement to resell, securities sold under agreement to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and to fund Company's trading inventory. The Company manages credit exposure from certain transactions by entering into master netting agreements and collateral arrangements with counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. The Company does not net the amounts eligible for offsetting upon counterparty default related to these financial instruments in the Statement of Financial Condition. In certain cases, the Company may agree for collateral to be posted to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.   Default events generally include, among other things, failure to pay or insolvency or bankruptcy of a counterparty.

The following tables present information about the offsetting of these instruments and related collateral amounts (in thousands):

Assets

	Gross Amount of Recognized Assets	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Assets Presented in Statement of Financial Condition	Amounts Not Offset but Eligible for Offsetting Upon Counterparty Default (1) (2)	Net Amounts (3)
Derivatives-Listed equity options	$ 11,876	$ -	$ 11,876	$ -	$ 11,876
Derivatives -OTC	492	-	492	-	492
Cash and investments segregated on deposit for regulatory purposes: Securities purchased under agreement to resell	858,048	-	858,048	(858,048)	-
Securities purchased under agreement to resell	118,739	-	118,739	(116,590)	2,149
Securities borrowed	5,210,565	(84,687)	5,125,878	(5,004,211)	121,667
Securities received as collateral - at fair value	1,578,980	-	1,578,980	(1,578,980)	-

Liabilities

	Gross Amount of Recognized Liabilities	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Liabilities Presented in Statement of Financial Condition	Amounts Not Offset but Eligible for Offsetting Upon Counterparty Default (1) (2)	Net Amounts (3)
Derivatives-Listed equity options	$ 1,495	$ -	$ 1,495	$ -	$ 1,495
Derivatives -OTC	14,874	-	14,874	-	14,874
Securities sold under agreements to repurchase	1,809,910	-	1,809,910	(1,789,805)	20,105
Securities loaned	2,082,895	(84,687)	1,998,208	(1,958,004)	40,204
Obligation to return securities received as collateral	1,578,980	-	1,578,980	(1,578,980)	-

(1) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

(2) Represents the fair value of collateral that the Company had received or pledged under enforceable master agreements, limited for table presentation purposes to the net amount of the recognized assets due from or liabilities due to each counterparty.

(3) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

9. OFFSETTING (CONTINUED)

The following table presents the Company's gross obligations disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at December 31, 2018 (in thousands):

| | Remaining Contractual Maturity of Agreements | | | | |
	Open	Overnight	<30 Days	> 30 Days	Total
Securities sold under agreements to repurchase					
Collateral Pledged					
Equity securities	$ -	$ 192,000	$ 164,058	$ 1,340,212	$ 1,696,270
Corporate debt	-	113,640	-	-	113,640
Total	$ -	$ 305,640	$ 164,058	$ 1,340,212	$ 1,809,910
Secured Loaned					
Collateral Pledged					
Equity securities	$ 1,629,699	$ 184,301	$ 268,382	$ 473	$ 2,082,855
Corporate debt	40	-	-	-	40
Total	$ 1,629,739	$ 184,301	$ 268,382	$ 473	$ 2,082,895

10. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives execution and clearing services for derivative, securities, and financing transactions with entities affiliated through common ownership. Amounts outstanding to and from such affiliates at December 31, 2018 are reflected in the Statement of Financial Condition as set forth below (in thousands):

Assets

Cash and investments segregated on deposit for regulatory purposes	$	6,074,079
Receivables from brokers, dealers, and clearing organizations		1,175,109
Receivables from customers		198,003
Collateralized agreements:		
Securities purchased under agreement to resell		97,488
Securities borrowed		136,855
Securities received as collateral - at fair value		13,178
Financial instruments owned — at fair value		492
Other assets		89,015

Liabilities

Short-term borrowings	$	4,500,000
Payables from brokers, dealers, and clearing organizations		129,255
Payables to customers		1,394,267
Collateralized financings:		
Securities sold under agreements to repurchase		113,642
Securities loaned		592,672
Obligation to return securities received as collateral - at fair value		13,178
Financial instruments sold, not yet purchased — at fair value		14,874
Accrued expenses and other liabilities		5,772,007
Subordinated borrowings		640,000

The related party balances set forth in the tables above resulted from transactions between the Company and SG and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated from SG and affiliates to the Company for operational and administrative support and management services.

Cash and investments segregated on deposit for regulatory purposes

The Company maintains certain bank accounts at an affiliated bank. The Company also maintains segregated cash funds with an affiliate in compliance with its segregated and secured regulatory requirements. These bank and cash balances are included in *Cash* and *Cash and investments segregated on deposit for regulatory purposes* on the Statement of Financial Condition and are as set forth in the table above.

10. RELATED PARTY TRANSACTIONS (CONTINUED)

Broker dealers and clearing organizations

The Company clears and executes futures transactions on behalf of affiliates. The Company also incurred brokerage and clearing charges for futures transactions cleared and executed on behalf of the Company by its affiliates. The Company pays interest on net debit balances at carrying brokers and receives interest on net debit balances of affiliates.

The Company carries clearing and settlement accounts of SG and affiliates and provides futures and securities clearing, settlement, and custody services for their U.S. trading activities. The Company classifies securities receivables and payables related to these activities as noncustomer as there is an agreement between the two parties by which affiliate is subordinated against any claims to creditors. The Company carries receivables and payables related to affiliates' futures activities as noncustomer. These receivables of $872.9 million and payables of $5,698.2 million are recorded in *Receivables from brokers, dealers, and clearing organizations* and *Accrued expenses and other liabilities*, respectively on the Statement of Financial Condition and are as set forth in the table above. The Company earns certain commissions and fees in connection with these services. Outstanding receivables related to fees earned totaled $12.9 million and are included in *Other assets* on the Statement of Financial Condition.

An affiliate of the Company provides direct financing to certain SGAS futures customers. Loan amounts are not recorded in the Company's Statement of Financial Condition.

Receivables and Payables to customers

The Company provides securities and futures clearing, execution, and custody services to affiliates. Receivables and payables in connection with these activities with the affiliates are reported in the *Receivables from brokers, dealers, and clearing organizations* and *Payables to brokers, dealers, and clearing organizations* on the Statement of Financial Condition and are set forth in the table above.

Collateralized transactions

The Company also enters into various collateralized agreements and financing transactions with SG and affiliates.

The Company enters into short-term resale and repurchase agreements with affiliates in connection with short sales and other collateralized transactions. Resale agreements are entered into primarily to acquire the securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Resale agreements are included in *Securities purchased under agreements to resell* on the Statement of Financial Condition and are as set forth in the table above. Repurchase agreements are entered into to finance certain operating activities. Repurchase agreements are included in *Securities sold under agreements to repurchase* on the Statement of Financial Condition and are as set forth in the table above.

Outstanding receivables related to resale agreements with SG and affiliates totaled $0.1 million and are included in *Other assets* on the Statement of Financial Condition. Outstanding payables related to

10. RELATED PARTY TRANSACTIONS (CONTINUED)

repurchase agreements are minimal and are included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

The Company acts as a conduit for certain stock borrowing and lending activities for SG and affiliates. The Company primarily borrows from third party counterparties and lends to SG and affiliates. Other stock borrowing and lending activities are entered into in connection with short sales and other financing activities.

When cash collateral is advanced or received, these activities are recorded at the contract amount in *Securities borrowed* and *Securities loaned* on the Statement of Financial Condition and are as set forth in the table above. When securities collateral is received in connection with certain stock loan agreements, the fair value of the securities received is reported in *Securities received as collateral – at fair value* and *Obligation to return securities received as collateral – at fair value* on the Statement of Financial Condition. Affiliated balances in connection with these securities loan agreements are as set forth in the table above.

Derivatives

The Company generates commission revenues from executing and clearing derivatives and securities transactions with and on behalf of affiliates. These revenues are governed by agreements with the affiliates.

The Company entered into various forward contracts with SG. As of December 31, 2018, the fair values of these open forward contracts was minimal and are reported in *Financial instruments owned – at fair value* on the Statement of Financial Condition.

The Company also entered into certain OTC derivative contracts with an affiliate to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2018, the fair value asset and liability of these derivatives, net of cash paid or received, totaled $0.5 million and $14.9 million, respectively. The fair value of these contracts is included in *Financial instruments owned - at fair value* on the Statement of Financial Condition.

Service level agreements

The Company is party to various SLAs with SG and affiliates. Under these agreements, the Company provides or receives services for operational and administrative support and managerial services. Cost allocations include, but are not limited to administration and security, credit administration, risk management, human resources administration and insurance. Pursuant to the various agreements, certain revenues and expenses are allocated to and from the Company.

- SGASH is party to an SLA with the Company in which SGASH pays the Company cost plus a markup in consideration for the Company's acting as SG's broker in the U.S. markets.

- Certain costs have been allocated from/to SG and affiliates to/from the Company for operational, administrative and management services. Related outstanding payables totaled $38.2 million and are included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

11. SHORT-TERM BORROWINGS

Short-term borrowings generally include bank loans from affiliated companies and bank accounts with credit balances that are used to fund operating activities. As of December 31, 2018, there were $4,500.0 million outstanding short-term borrowings from affiliated companies. Credit balances in bank accounts totaled $58.0 million at December 31, 2018.

12. SUBORDINATED BORROWINGS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

Subordinated borrowings are obtained from an affiliated company. As of December 31, 2018, subordinated borrowings totaled $640.0 million, and are pursuant to multiple subordination agreements with SG. Subordinated borrowings bear interest at floating rates, ranging from 3 month LIBOR + 50 basis points to 3 month LIBOR + 70 basis points. Subordinated borrowings mature no earlier than June 2020. Subordinated borrowing agreements contain an automatic rollover provision, whereby the maturity date will be extended an additional year, providing the Company does not give notice of repayment on or before the thirteenth month preceding the scheduled maturity date. Fair value of the subordinated borrowings is approximately $640.9 million at December 31, 2018 based on discounted cash flows using overnight rate ("OIS") adjusted for the borrower's Credit Default Swap ("CDS") spread on subordinated issues.

Outstanding payables to affiliates are minimal and are included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

13. EMPLOYEE BENEFIT PLANS

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Société Générale's Savings and Investment Retirement Plan from the date of hire if they are at least 21 years of age. Employees are able to make a maximum allowable contribution of $18,500, with an additional $6,000 "catch-up" contribution for anyone who became age 50 or older in 2018, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company matches 100% of employee contributions to the 401(k) Plan up to a maximum of 8% of the employee's compensation subject to Internal Revenue Service limitations but no more than $10,000. All employee contributions are 100% vested immediately and all employer contributions are subject to a three-year vesting schedule (33.3%, 66.7%, 100%).

The Company is also a participant in the SG Pension Plan. This noncontributory defined benefit pension plan covers eligible employees of the Company as defined by the Pension Plan that is administered by SG. The plan sponsor curtailed the pension plan and therefore, plan participants do not earn additional pension credits for services provided after 2014.

14. DEFERRED COMPENSATION AND SG STOCK INCENTIVE PLANS

The Company sponsors a voluntary deferred compensation plan for eligible employees ("Participants"). The liabilities related to the deferred compensation plan are joint and several with SG. Under the plan, eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Beginning in 2018, Participants could elect to defer a percentage of their salaries and contribute via payroll deduction. Employee salaries and bonus deferrals are charged to expense in the year earned. Participants are allowed to invest their deferred salary and bonus in select investment funds. The value of the deferred compensation liability will fluctuate based on changes in value of the investment funds. As of December 31, 2018, deferred compensation liability of $31.3 million is included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

Each year the Company requires selected employees to defer a portion ("fidelity bonus nominal") of their bonus compensation ("Involuntary Plan"). There are two vehicles for deferral: the cash deferral and the SG quasi shares. Under the cash deferral product, amounts are deferred for officers or employees subject to certain employment and performance conditions as well as a vesting period before paid.

Under the SG quasi shares, the plan Participants' fidelity bonus nominal amounts track the performance of SG shares during the vesting period. The deferred portion of the bonus compensation is expensed ratably over the requisite service period of approximately three to four years. The value of the deferred compensation liability may change based on the performance of SG stock.

The Company has recorded an involuntary deferred compensation plan liability of $22.5 million, which is included in *Accrued expenses and other liabilities* on the Statement of Financial Condition. The amount of nonvested share based fidelity bonus is $12.1 million, which will be recorded over the weighted average life of 23 months.

Under the Involuntary Plan, certain employees elected to defer vested bonuses further than initial period of vesting. As of December 31, 2018, the related outstanding liability totaled $2.7 million and is reported in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

The Company's employees are granted awards under one additional SG stock incentive plan.

- SG grants free SG shares to certain eligible employees under its Deferred Shares Plan. All beneficiaries are subject to the condition of presence at the end of the applicable vesting period. The fair value of the free shares granted, measured at the grant date, is recognized over the vesting period during which an employee is required to provide service in exchange of shares. The amounts are immaterial.

15. DERIVATIVES AND OFF-BALANCE-SHEET RISKS

In the ordinary course of business, the Company enters into contractual commitments (futures on indices, equities and interest rates; options on indices and equities; and forward contracts on equities) with off-balance-sheet risk in order to meet its financing and trading needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk (including interest rate and equity price risk), which may be in excess of amounts recognized in the Statement of Financial Condition. The Company determines the credit quality of counterparty based on internal credit risk grades, collateral and collection experience. Management believes the consummation of these commitments will have no material adverse effect on the Company's financial position or operating results. The table below sets forth the Company's derivative financial instruments that were executed through regulated exchanges and OTC, at contract or notional amounts, together with their fair value at December 31, 2018 (in thousands). These are not designated as hedging instruments.

Derivative Assets	Reported on Balance Sheet	Gross Fair Value		Contractual/Notional Amount
Listed Equity Options Long	Financial instruments owned - at fair value	$	11,876 $	290,000
Forward Equity Contracts	Financial instruments owned - at fair value		492	130,538
Derivative Liabilities				
Listed Equity Options Short	Financial instruments sold, not yet purchase - at fair value	$	1,495 $	4,950
Forward Equity Contracts	Financial instruments sold, not yet purchase - at fair value		14,874	-

In addition to the above, the Company had open long and short futures contracts with notionals of $4,918.4 million and $5,372.7 million, respectively as of December 31, 2018. The Company's futures contracts, which are future commitments to buy or sell equity stock indexes, interest rate, and currency financial instruments, are executed on an exchange, and cash settlement is made on a daily basis for market movements. Futures contracts mature at various dates through March 2019.

Equity forward contracts include certain agreements with SG to deliver securities at maturity. These agreements mature in less than one year.

Derivative financial instruments used for purposes other than trading include certain contracts entered into by the Company to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. At December 31, 2018, the Company had contracts with notional amounts totaling $41.9 million and net liabilities totaling $14.9 million. The fair values of these contracts are reported in *Financial instruments sold, not yet purchased – at fair value* on the Statement of Financial Condition. These contracts were entered into with an affiliate and carry expirations ranging from September 2019 to September 2021.

The Company does not offset fair value amounts recognized for derivative instruments on the Statement of Financial Condition.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the Statement of Financial Condition.

16. **CONCENTRATION OF CREDIT RISK**

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading, and brokerage activities in which counterparties primarily include other broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of the default depends on the creditworthiness of the counterparty or issuer of the instruments.

As an FCM, the Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions and establishes credit limits for such activities. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2018, were adequate to minimize the risk of material loss that could be created by the positions held.

It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company also minimizes credit risk associated with collateralized agreements and financings by monitoring credit exposure on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. There are no significant concentrations of credit risk arising from all financial instruments.

17. **COMMITMENTS, CONTINGENT LIABILITIES, AND GUARANTEES**

Commitments – The Company's rent expense includes charges allocated from an affiliate for other office spaces and facilities utilized by the Company. The Company is not obligated for future rental payments for these allocations.

At December 31, 2018, the Company had zero commitments to enter into future securities transactions.

Contingent liabilities – In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the Statement of Financial Condition, and the Company can reasonably estimate the amount of that loss, the Company

17. COMMITMENTS, CONTINGENT LIABILITIES, AND GUARANTEES (CONTINUED)

will accrue the estimated loss by a charge to income. The evaluation will also consider the existence of any affiliate or third-party indemnification agreements. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to any previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For legal proceedings, the Company does not believe, based on current knowledge and after consultation with counsel, that the resolution of such proceedings will have a material adverse effect on the Company's Statement of Financial Condition.

Guarantees – In the normal course of business, the Company indemnifies, provides financing commitments and guarantees certain providers, such as clearing and custody agents, against potential losses in connection with their acting as an agent of or providing services to, the Company.

The Company is a member of various U.S. and foreign exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company applies the provisions of the FASB ASC 460 – *Guarantees* which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 – *Guarantees* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. However, the Company is not party to such guarantees.

18.   REGULATORY REQUIREMENTS

As a registered broker dealer and futures commission merchant, the Company is subject to the minimum financial requirements of the SEC and the CFTC. Under these requirements, SGAS must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the alternative method permitted by this Rule which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is also subject to minimum financial requirements pursuant to CFTC regulations. Under the CFTC requirements, SGAS is required to maintain adjusted net capital equal to the greater of $20.0 million or the sum of 8% of the customer risk maintenance margin requirements and 8% of the noncustomer risk maintenance margin requirements, as defined. The Company's net capital requirement is the greater of the SEC or the CFTC requirement. At December 31, 2018, the Company used the CFTC requirement.

The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%, or $102.7 million.

At December 31, 2018, the Company had net capital of $4,354.4 million, which was $2,869.2 million in excess of the net capital requirement of $1,485.2 million.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2018, the Company had a customer reserve requirement of $1,048.2 million. At December 31, 2018, the Company had approximately $1,267.4 million included within the Statement of Financial Condition as *Cash and investments segregated on deposit for regulatory purposes.*

As a clearing broker-dealer, SGAS computes a reserve requirement for Proprietary Accounts of Broker-Dealers ("PAB calculation"), as defined. The PAB calculation is completed for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held at SGAS as allowable assets in the correspondent's net capital computation. At December 31, 2018 SGAS has excess PAB funds of $25.8 million which includes a $5 million deposit made on January 2, 2019.

As a broker-dealer and futures commission merchant that clears customer accounts, SGAS is subject to the segregation, secured and cleared swaps customer requirements outlined by the CFTC and the customer protection requirements of the SEC ("Reserve"). Under these requirements, the Company must compute its customer requirements in each of these separate categories and ensure that amounts are set aside to cover these obligations. At December 31, 2018, SGAS has excess segregated funds of $676.3 million, excess secured funds of $588.4 million, excess cleared swap customer funds of $219.4 million, and excess Reserve funds of $411.1 million which includes a $192.0 million deposit made on January 3, 2019.

Advances to affiliates, repayment of subordinated debt, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

19. **SUBSEQUENT EVENTS**

The Company evaluates subsequent events through the date on which the Statement of Financial Condition are available to be issued. The Company did not note any subsequent events requiring disclosure or adjustments to the Statement of Financial Condition.